Contango ORE, Inc.

3700 Buffalo Speedway, Suite 925

Houston, Texas 77098

Via EDGAR

March 14, 2017

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Craig Arakawa, Branch Chief

Re:      Contango ORE, Inc.
            Form 10-K for the Fiscal Year Ended June 30, 2016
            Filed August 25, 2016
            File No. 001-35770

Dear Ladies and Gentlemen:

This letter is our response to the letter, dated March 2, 2017 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to Contango ORE, Inc.’s (the “Company”) Annual Report on Form 10-K for the fiscal year ended June 30, 2016 (the “10-K”).

Company Response

For your convenience, the text of the Staff’s comment is set forth in bold followed by our response. The heading and numbered response set out below correspond to the heading and numbered comment in the Staff’s Comment Letter.

Form 10-K for the Fiscal Year Ended June 30, 2016

Item 9A. Controls and Procedures, page 35

1.

Please amend your Form 10-K to include management’s report on internal control over financial reporting in accordance with Item 308(a) of Regulation S-K. In doing so, please also file updated certifications that refer to the Form 10-K/A.

In accordance with the Staff’s comment, we have filed Amendment No. 1 on Form 10-K/A to the 10-K to (i) state that the Company’s management is responsible for establishing and maintaining adequate internal controls over financial reporting; (ii) identify the framework used by the Company’s management to evaluate the effectiveness of internal control over financial reporting; and (iii) provide an assessment of the Company’s internal control over financial reporting as of June 30, 2016. In addition, we have filed updated certifications referring to the Form 10-K/A.

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On behalf of the Company, I hereby acknowledge that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions or comments, please contact me at 713-960-1379.

Yours very truly,

CONTANGO ORE, INC.

/s/ Leah Gaines
Name:     Leah Gaines
Title:       Vice President and Chief Financial Officer